                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                     RESOURCE RECYCLING TECHNOLOGIES, INC.
                 ---------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK,  $1.00 Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                                  760930-10-7
                          ---------------------------
                                (CUSIP Number)


                         ALLEN & COMPANY INCORPORATED
                       711 Fifth Avenue, New York 10022
          Telephone: (212) 832-8000, Attention: Steven J. Greenfield
      ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 17, 1995
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 24 Pages

                                  SCHEDULE 13D
- -----------------------                                  -----------------------
 CUSIP NO. 760930-10-7                                     PAGE 2 OF 24 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON--
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Allen & Company Incorporated
      13-6176976
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                       (a) [_]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                               [_]
 5
- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          664,806
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          664,806
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      664,806
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.8%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, BD
- --------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                                 SCHEDULE 13D
- -----------------------                                  -----------------------
 CUSIP NO. 760930-10-7                                     PAGE 3 OF 24 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON--
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Allen Holding Inc.
      13-3311050
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                       (a) [_]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [_]
 5
- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      664,806
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.8%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
- --------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                                 SCHEDULE 13D
- -----------------------                                  -----------------------
 CUSIP NO. 760930-10-7                                     PAGE 4 OF 24 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON--
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul A. Gould
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                       (a) [_]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [_]
 5
- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          150,000
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          150,000
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      150,000
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12

- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- --------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)
50091

                                                              Page 5 of 24 Pages

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D



          The Reporting Persons, consisting of Allen & Company Incorporated ("ACI"), Allen Holding Inc. ("AHI") and Paul A. Gould ("P. Gould" and together with ACI, the "Holders"), hereby amend their Schedule 13D relating to the Common Stock, par value of $1.00 (the "Common Stock"), of Resource Recycling Technologies, Inc. (the "Issuer") as set forth herein.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to the terms of a Stock Tender Agreement, dated as of March 17, 1995, among Waste Management, Inc. ("Buyer"), WMI Acquisition Sub, Inc., a wholly-owned subsidiary of Buyer ("Sub"), and ACI and a Stock Tender Agreement, dated as of March 17, 1995 (collectively, the "Tender Agreements"), among Buyer, Sub and P. Gould, the Holders have agreed to tender the shares of Common Stock of the Issuer (the "Shares") owned by the Holders in the cash tender offer of Sub to purchase any and all of the issued and outstanding shares of Common
Stock of the Issuer at a purchase price of $11.50 per share (the "Offer"). The Tender Agreements are attached hereto as Exhibits C and D and incorporated herein by this reference. The Issuer, Buyer, and the Sub have entered into an Agreement and Plan of Merger, dated March 17, 1995 (the "Acquisition Agreement"), which provides, among other things, that Sub shall commence the Offer and that Sub shall merge with and into the Issuer, subject to the conditions set forth therein.

          The Holders have agreed not to withdraw their tender of the Shares in the Offer; provided; however, that the Holders may decline to tender or withdraw any and all Shares tendered if (A) the amount or form of consideration to be paid by Sub for such Shares is less than cash in the amount of $11.50 per Share,
(B) the Acquisition Agreement is terminated or (C) the board of directors of the Issuer has withdrawn its recommendation for the Offer, provided that if such withdrawal of a recommendation occurs and the Issuer's board subsequently recommends an offer by Sub or an affiliate of Sub for a consideration per Share greater than $11.50 per Share, the Holders agree to re-tender any Shares they have withdrawn. In addition, for so long as the Issuer's board of directors has not withdrawn its recommendation for the Offer, the Holders have agreed, among other things, not to dispose of, or grant any proxies with respect to, the Shares or to solicit parties other than Sub to acquire any Common

                                                              Page 6 of 24 Pages

Stock or a material portion of the assets or business of the Issuer.

ITEM 7.   MATERIAL FILED AS EXHIBITS

          Exhibit A:     Officers and Directors of Allen & Company Incorporated.

          Exhibit B:     Officers and Directors of Allen Holding Inc.

          Exhibit C:     Stock Tender Agreement, dated as of March 17, 1995,
                         among Waste Management, Inc., WMI Acquisition Sub,
                         Inc. and Allen & Company Incorporated.

          Exhibit D:     Stock Tender Agreement, dated as of March 17, 1995,
                         among Waste Management, Inc., WMI Acquisition Sub,
                         Inc. and Paul A. Gould.

                                                              Page 7 of 24 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 21, 1995



ALLEN & COMPANY INCORPORATED             ALLEN HOLDING INC.



By: /s/ Steven J. Greenfield             By: /s/ Steven J. Greenfield
   --------------------------               --------------------------
     Steven J. Greenfield                     Steven J. Greenfield
     Vice President                           Vice President


    /s/ Paul A. Gould
   ---------------------------
     Paul A. Gould